[Letterhead of Ambow Education Holding Ltd.]

January 31, 2013

Larry Spirgel

Dean Suehiro

Robert Littlepage

Jessica Plowgian

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:                             Ambow Education Holding Ltd.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed May 29, 2012

Comment Letter Dated December 21, 2012

File No. 001-34824

Dear Mr. Spirgel, Mr. Suehiro, Mr. Littlepage and Ms. Plowgian:

I refer to your letter to Ms. Jin Huang, dated December 21, 2012, relating to Ambow Education Holding Ltd.’s (“Ambow” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 29, 2012 (the “2011 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated December 21, 2012 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for Fiscal Year Ended December 31, 2011

General

1.                                      Please clarify how many schools and tutoring centers you operate. On pages 21 and 39 you disclose that you have a total of 33 schools (of which three are registered as schools not requiring reasonable returns), while all others are registered as requiring reasonable returns. However, on pages 30 and 39 (and elsewhere) we note your disclosure that as of December 31, you had 150 tutoring centers, five K-12 schools, 25 career enhancement centers, two career enhancement campuses and one college. Please clarify.

The Company respectfully advises the Staff that, under relevant PRC laws, an entity engaged in private education business can be registered either as a private school or as an enterprise (in most cases a tutoring company), provided that those private educational institutions which grant diplomas shall be registered as private schools.

Furthermore, a private school or a tutoring company may have multiple learning centers in one or more cities. For example, Jilin Ambow Clever Training School, a private school established in Jilin province, has 12 tutoring centers in total. On the contrary, two schools, namely Beijing Outbound Training School and Shandong Outbound Training School, do not have any learning centers.

We have two business divisions, “Better Schools” and “Better Jobs,” and four operating segments, i.e. tutoring, K-12 school, career enhancement (including career enhancement centers and career enhancement campuses) and college. The tutoring and K-12 schools segments are within our Better Schools division and the career enhancement and college segments are within our Better Jobs division.

As of December 31, 2011, the Company had across its four operating segments a total of 33 private schools and eight companies conducting private education businesses, comprising of 150 tutoring centers, five K-12 schools, 25 career enhancement centers, two career enhancement campuses and one college.

Of the 33 schools three schools that we continue to own were registered as schools not requiring reasonable returns. In addition, 21st Century School, for which we hold a 15-year operating right, was also registered as a school not requiring reasonable returns. The other 29 schools were registered as schools requiring reasonable returns.

The Company respectfully advises the Staff that its disclosure in the 2011 20-F did not include 21st Century School in the list of schools not requiring reasonable returns and it will correct this omission in our next filing.

Please see below the details of all the learning centers:

Better Jobs

(1) College Segment

Name	Nature	Number of Colleges
Applied Technology College	School-1	1
Total		1

(2) Career Enhancement Segment

Name	Nature	Number of Career Enhancement Centers and Career Enhancement Campuses
Beijing Away Career Enhancement	Company-1	2 career enhancement centers
Beijing IT Career Enhancement	Company-2	2 career enhancement

centers
Changsha Career Enhancement	Company-3	2 career enhancement centers
Dalian Career Enhancement	School-2	1 career enhancement center
Dalian High Tech Zone Ambow Hope Training School	School-3	1 career enhancement center
Guangzhou ZS Career Enhancement	School-4	1 career enhancement center
Hebei YL Career Enhancement	School-5	1 career enhancement center
Jinan WR Career Enhancement	School-6	1 career enhancement center
Shanghai Hero Further Education Institute	School-7	11 career enhancement centers
Suzhou Career Enhancement	School-8	1 career enhancement center
Chongqing XT Career Enhancement (Chongqing Shapingba Training School and Chongqing Yuzhong Training School)	School-9&10	2 career enhancement centers
Ambow(Dalian) Education and Technology Co., Ltd.	Company-4	1 career enhancement campus
Ambow Kunshan	Company-5	1 career enhancement campus
Total		27

Better Schools

(1) K-12 School Segment

Name	Nature	Number of K-12 Schools
Beijing 21st Century International School	School-11	1
Changsha K-12 Experimental School &Changsha Kindergarten	School-12&13	1
Shenyang K-12 school	School-14	1
Shuyang K-12 School	School-15	1
Zhenjiang Ambow International School	School-16	1
Total		5

(2) Tutoring Segment

Name	Nature	Number of Tutoring Centers
Beijing JY Tutoring	Company-6	73
Beijing XGX Tutoring (Beijing Haidian XGX Training School and Beijing Huairou XGX Training School)	School-17&18	4
Changsha Tutoring	School-19	6
Jilin Tutoring	School-20	12
Shenyang Hanwen Educational Training School	School-21	2
Shuyang Tutoring	School-22	1
Tianjin Tutoring&Tianjin Ambow Huaying School	School-23&24	14
Zhenjiang Ambow Education Training Center	School-25	3
Zhengzhou Tutoring	School-26	1
Beijing YZ Tutoring	School-27	6
Beijing Century Tutoring	Company-7	5
Beijing JT Tutoring	Company-8	10
Beijing Aijia Kids English Training School	School-28	1
Lanzhou Anning Ambow English Training School	School-29	1
Guangzhou DP Tutoring	School-30	10
Beijing Haidian SIWA Twenty-one Century Education Training Center	School-31	1
Total		150

*Beijing Outbound Training School and Shandong Outbound Training School, two other schools, which do not have any learning centers, are not illustrated in the table above.   They are mainly providing outbound in-house management trainings tailored for employees and management teams.

2.                                      We note that you adopted the VIE structure due to the restrictions on direct foreign ownership of elementary and middle schools for students and businesses that provide content over the internet, as discussed on pages 16 and 46. However, you state on page 39 that direct foreign investment is permitted for your tutoring services, therefore please revise your disclosure to clarify why you use the VIE structure for businesses that appear to be permitted for foreign investment.

In response to the Staff’s comment, the Company will in future filings include the following disclosure under “Item 3. Key Information — D. Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure —All aspects of our business are subject to extensive regulation in China, we may not be in full compliance with these regulations and our ability to conduct business is highly dependent on our compliance with this regulatory framework. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 4.B Information on the Company—Business Overview—

Regulations—Foreign investment in education service industry” (changes made to existing disclosure are underlined and in bold for your ease of reference):

“Currently, PRC laws and regulations do not explicitly impose restrictions on foreign investment in the tutoring service sector in China. However, some local government authorities in the PRC have adopted different approaches in granting licenses and permits (particularly, imposing more stringent restrictions on foreign-invested entities) for entities providing tutoring services.”

“We conduct our K-12 school and tutoring business and provide online services in China primarily through contractual arrangements between Ambow Online, our principal operating subsidiary in China, and our VIEs, and their respective shareholders.”

“According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission, or NDRC, and the MOFCOM on December 24, 2011 and became effective on January 30, 2012, foreign investment is encouraged to participate in higher education and vocational training services. The foreign investment in higher education has to take the form of a Sino-foreign equity or cooperative joint venture. Senior high school education in grades 10-12 is a restricted industry. The foreign investment in senior high school education has to take the form of a cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services which do not grant diplomas. However, many local government authorities in the PRC have adopted different approaches in granting licenses and permits (particularly, imposing more stringent restrictions on foreign-invested entities) for entities providing tutoring services. As of December 31, 2011, we had a total of 183 centers and schools, comprised of 150 tutoring centers, five K-12 schools, 25 career enhancement centers, two career enhancement campuses and one college. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and colleges.”

Risk Factors

3.                                      Please revise your Risk Factors section to include a separate risk factor discussing the potentially limited access by investors and other market participants to corporate records filed with PRC government entities such as SAIC. Include in your discussion what steps must be taken by individuals to gain access to these records, for example, seeking permission from you for SAIC to grant access to this information including, but not limited to, financial reports, shareholder changes and assets transfers.

In response to the Staff’s comment, the Company will include the following risk factor in future filings:

“Public shareholders of China-based, U.S.-listed companies and other market participants may have limited or no access to a wide array of corporate records of such listed companies’ PRC entities filed with industry and commerce administration authorities in China. The inability to access such information may adversely affect overall investor confidence in such companies’ reported results or other disclosures, including those of our Company, and may cause the trading price of our ADSs to decline

All of our PRC corporate entities, including Ambow Online, our VIEs and their subsidiaries, maintain corporate records and filings with industry and commerce administration authorities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

There have been regulations promulgated by various government authorities in PRC that govern the public access to corporate records and filings. Pursuant to the Company Law and Regulations of the People’s Republic of China on the Registration Administration of Companies, the company registration authority shall record the registered items of companies in a company recording book for the consultation and reproduction purposes of the public. The general public may apply to the company registration authority for inspection of the registered items of companies. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the SAIC, or the SAIC Measures, a wide range of basic corporate records, except for such restricted information as business results and financial reports, can be inspected by the public without restrictions. Under these SAIC Measures, a company’s restricted information can only be inspected by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local industry and commerce administration authorities in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC Measures by expanding the scope of restricted information that the public cannot freely access. Many local industry and commerce administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not restricted information under the SAIC Measures) is only granted to authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

However, neither the SAIC nor the local industry and commerce administration authorities have strictly implemented the restrictions under either the SAIC Measures or the various regional regulations before early 2012. As a result, before early 2012, the public were able to access all or most corporate records and filings of these listed companies’ PRC affiliates maintained with the industry and commerce administration authorities. Such records and filings were reported to have formed important components of research reports on certain China-based, U.S.-listed companies, which were claimed to have uncovered wrongdoings and fraud committed by these companies.

It was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities had started strictly implementing the above restrictions and had significantly curtailed public access to corporate records and filings. There have also been reports that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publically accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Individuals other than the parties specified in the various regional regulations may get access to the corporate records and filings including, but not limited to, financial reports, shareholder changes and assets transfers with the permission of the PRC subject companies with reference letters issued by the companies. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in such companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.”

“Our VIEs and their respective subsidiaries..,” page 18

4.                                      Please expand your disclosure to indicate the portion of your schools that elect to require reasonable returns.

In response to the Staff’s comment, the Company will include the following disclosure in future filings, as appropriate (changes made to existing disclosure are underlined and in bold for your ease of reference):

“As of December 31, 2011, we had across our four operating segments a total of 33 schools that were registered as private schools as opposed to companies. Of the 33 schools three schools that we continue to own were registered as schools not requiring reasonable returns. In addition 21st Century School, for which we hold a 15-year operating right, was also registered as a school not requiring reasonable returns. The other 29 schools were registered as schools requiring reasonable returns. The total net revenue of the schools requiring reasonable returns accounted for 31.2% of our consolidated total net revenue for the year ended December 31, 2011. The total net revenue of the schools not requiring reasonable returns accounted for 7.0% of our consolidated total net revenue for the year ended December 31, 2011. These schools (those requiring reasonable returns and those not requiring reasonable returns) reported a net loss position for the period ending December 31, 2011.”

“The regulation of Internet website operators in China…,” page 20

5.                                      Please expand your disclosure to indicate which “competent authorities” your PRC counsel consulted with respect to the whether your activities exceed the scope of Ambow Shida’s ICP license. Please further expand this risk factor to address the risks associated with a finding that your activities have exceeded the scope of the license, including fines, your ability to conduct your business and note the portion of your business attributed to these activities.

In response to the Staff’s comment, the Company respectfully advises the Staff that the “competent authorities” refer to Beijing Municipal Commission of Education.  The Company will include such disclosure in future filings, as appropriate.

In addition, the Company will in future filings include the following disclosure under “Item 3.D —Key Information—Risk Factors—Risks related to regulation of our business and our corporate structure—The regulation of Internet website operators in China is subject to interpretation, and our operation of online education programs could be harmed if we are deemed to have violated applicable laws and regulations” (changes made to existing disclosure are underlined and in bold for your ease of reference):

“In 2011, we generated net revenues from our tutoring and career enhancement segments of RMB 778.0 million (US$123.6 million) and RMB 505.2 million (US$80.3 million), respectively. Of these net revenues, 0.6% and 27.8% were related to providing educational materials online from our tutoring and career enhancement segments, respectively.  If the provision of these online services is deemed to exceed the scope of Ambow Shida’s license, we may be required to cease providing these online materials, which would harm our net revenues and results of operations. As a foreign enterprise in China, Ambow Shida may also be deemed to have illegally leased its ICP license or provided facilities or other resources to foreign investors. If we are deemed to have violated applicable Chinese Internet regulations, we could be subject to severe penalties, including confiscation of illegal gains, fines ranging from three to five times the illegal gains, suspension of certain types of services provided or orders to shut down the relevant websites.”

“Governmental control of currency conversion may affect the value of your investment…,” page 29

6.                                      Please revise your disclosure in this risk factor to reference any new rules, regulations and circulars, or restrictions by SAFE or other agencies of the PRC (including Circular 45 promulgated November 16, 2011 by SAFE), regarding Renminbi converted from foreign currency capital. Explain how these limitations may affect your ability to finance your PRC subsidiaries.

In response to the Staff’s comment, the Company will in future filings include the following disclosure under “Item 3.D —Key Information—Risk Factors—Risks related to doing business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business”:

“In addition, SAFE promulgated a circular on November 19, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE has issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 stipulates SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and lent to third parties.”

Acquisitions and disposals, page 37

7.                                      Please expand your disclosure here and throughout your filing to clarify how you disposed of four tutoring and career enhancement subdivisions and initiated the disposal of Beijing Century College and its schools. Tell us what consideration you received in return for the disposal of such assets. Please clarify how your disposal of four subdivisions assisted you in focusing on organic growth, greater capital efficiency and better asset turnover (as discussed on page 9). Explain whether any of these schools are the same as the school involved in your July 5, 2012 announcement regarding allegations of financial impropriety and wrongful conduct in connection with your acquisition of a training school in 2008.

In response to the Staff’s comment, the Company will include the following disclosure in future filings, as appropriate:

“In the fourth quarter of 2011, we sold to Beijing Tongshengle Investment Co., Ltd. four subdivisions, including three in the tutoring segment and one in the career enhancement segment, for a total consideration of RMB 35 million, which was due to be received by December 31, 2012. In December 2012 the Company received cash payment of RMB 21 million.”

“On December 30, 2011, we entered into a sale and purchase agreement to dispose of Beijing Century College and its 100% owned subsidiary Beijing Siwa Century Facility Management Co. (together “Beijing Century College Group”) and Beijing

21st Century International School (“21st School”) to Xihua Investment Group (“Xihua Group”). At the same time, the Company retained the right to operate the 21st School on behalf of Xihua Group for an additional 15 years, at which point the operating right will revert back to Xihua Group, unless Xihua Group should exercise its option to terminate the operating rights agreement at an earlier date.  The total consideration for the disposal of Beijing Century College Group and 21st School of RMB 556 million included RMB 183 million receivable, in cash and shares, a waiver of liabilities of RMB 203 million, and the 15-year operating rights valued at RMB 170 million by an independent valuer.” The receivable made up of cash and shares was due by December 31, 2012.

We draw to the Staff’s attention that by December 31, 2012, the Company had received cash payment of RMB 21 million in respect of the Tongshengle transaction. In the matter of the remaining RMB 14 million, the Company has held discussion regarding the recoverability of this balance and is currently assessing the collectability of the remaining balance and the possible need for a provision for the outstanding balance. We respectfully advise the Staff that we will reassess the level of disclosure required in respect of this transaction when we have finalised our assessment prior to the filing of the 2012 20-F.

We also draw to the Staff’s attention that as of December 31, 2012, the Company had received cash of RMB49.9 million of the RMB183 million receivable in respect of the Xihua transaction. The Company is working with Xihua Group on the collection of the remaining amount owed as well as assessing whether there is a need for a provision for any part of the outstanding balance. We respectfully advise the Staff that we will reassesses the level of disclosure required in respect of this transaction when we have finalized our assessment prior to the filing of the 2012 20-F.

In addition, the Company respectfully advises the Staff that the Company believes these disposals assisted it in focusing on organic growth, greater capital efficiency and better asset turnover because: (i) as to the transaction with Xihua Group, Beijing Century College would not be able to meet the land requirement to continue to be registered as an independent college without significant cost and efforts.  Not being registered as an independent college, could greatly restrict its future development. Furthermore, the Company anticipated that to continue to maintain and upgrade 21st School’s buildings it would need to invest a large amount of funds.  For example, to incur costs to reinforce its school buildings to protect against earthquakes.  These expenditures could adversely affect the Company’s future cash flows and results of operations, (ii) as to disposals of the four subdivisions, all four subdivisions’ market shares were shrinking or not growing in accordance with previous expectations due to intense local competition or certain changes in government policies such as more stringent restrictions on tutoring programs for Mathematical Olympiad at one of these subdivisions.  As such, the Company is of the view that these disposals assisted it in consolidating its resources and focusing on the core businesses which in turn resulted in organic growth, greater capital efficiency and better asset turnover.

None of these schools is the same as the school involved in the Company’s July 5, 2012 announcement regarding allegations of financial impropriety and wrongful conduct in connection with the Company’s acquisition of a training school in 2008.

8.                                      Please clarify why you “reverted the operating right” for a portion of the Zhenjiang Ambow International School back to its original owner. Please clarify how you did this. Please tell us whether this is the entity referenced in your July 5, 2012 announcement regarding allegations of financial impropriety and wrongful conduct in connection with your acquisition of a training school in 2008.

The Company respectfully advises the Staff that Zhenjiang International School and Zhenjiang Foreign Language School are public schools in nature, which were established by government funding. Zhenjiang Municipal Education Bureau authorized Zhenjiang Education Development Investment Center (“Investment Center”) to own and operate Zhenjiang International School and Zhenjiang Foreign Language School. As an educational reform measure, Zhenjiang International School and Zhenjiang Foreign Language School were permitted by local government to be operated by private institutions. On August 18, 2008, we concluded a cooperation agreement with Investment Center and both of these two schools, pursuant to which we, through Zhenjiang Ambow International School, a private school we established for this purpose, acquired the right to operate Zhenjiang International School and Zhenjiang Foreign Language School for RMB 50,000,000 for a period of 12 years, from September 2008 to August 2020. Throughout this period, we are entitled to obtain all the economic returns from the operation of these two schools. According to the provisions of the cooperation agreement, in the event that the publicly-funded privately-run nature of Zhenjiang International School or Zhenjiang Foreign Language School should change due to reasons attributable to local government and Investment Center is unable to perform its responsibilities under the cooperation agreement any more, the Investment Center may terminate the Company’s right to operate one or both of the schools provided that Investment Center returns a portion of the consideration paid by the Company for the right to run the schools based on the remaining period of the cooperation agreement.

According to an announcement jointly issued by Jiangsu Provincial Department of Education and Jiangsu Supervision Department on January 27, 2011, Zhenjiang Foreign Language School was to be re-registered as a publicly-funded publicly-run school. This meant that Zhenjiang Foreign Language School had to provide compulsory education to its new students free of charge starting from September 2011. Therefore, the Investment Center asked the Operating Right of Zhenjiang Foreign language School to be reverted back to the original owner.  We agreed this with the Investment Center and withdrew from running Zhenjiang Foreign Language School in July 2011.

Zhenjiang Ambow International School is not the entity referenced in the Company’s July 5, 2012 announcement regarding allegations of financial impropriety and wrongful conduct in connection with the Company’s acquisition of a training school in 2008.

Regulation of independent colleges, page 39

9.                                      Please expand your disclosure to address whether management anticipates being able to meet the land requirement applicable to Applied Technology College prior to March 31, 2013.

The Company respectfully advises the Staff that as of December 31, 2012, the land use right of a portion of the land on which Applied Technology College is operating is owned by Taishidian Holding, the holding company of Applied Technology College. Due to the pending technical deadline of March 31, 2013 for transferring the land use rights to Suzhou College, and the costs required to be incurred to process such transfer, the Company has been considering alternatives, including a) initiating discussions with the Ministry of Education requesting an exemption from the technical requirements; and b) outright sale of the Taishidian Holding company, including the underlying land and college.  The Company is diligently working with a prospective Buyer to sell and transfer the interests before the March 31, 2013. As of the date of our response to the Staff, the Company has not initiated direct conversations with the Ministry of Education as to a possible exemption from the regulatory provisions.

Accordingly, management does not anticipate that they will meet the land requirement by March 31, 2013.

The 2012-20-F will be updated to reflect the actual results of the Company’s alternative actions before the filing is submitted.

Software copyright registration, page 41

10.                               We note your statement that you have been issued 67 registration certificates for computer software copyrights. Please clarify how many of these registrations you need for the operation of your business.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is currently using 33 out of these 67 registrations for the operation of its business.

Regulations on internet information services, page 41

11.                              Please clarify whether you believe that your operations are currently in compliance with these regulations.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that its operations are currently in compliance with the relevant regulations on Internet information services.

Organizational Structure, page 45

12.                               Please expand your organizational chart to include the entities owned by the VIEs and other parties. For example, we note your statement on page 48 that Ambow Shida owns 100% equity interest in two of your schools and 70% and 90% equity interest in two other schools.

In response to the Staff’s comment, the Company will include the organizational chart as Annex A attached hereto in future filings, as appropriate.

13.                               Please revise the last bullet point on page 46 to clarify that the voting power you reference is through a power of attorney.

In response to the Staff’s comment, the Company will include the following disclosure in future filings, as appropriate (changes made to existing disclosure are underlined and in bold for your ease of reference):

“Exercise effective control over our VIEs and their respective subsidiaries by having such VIEs’ shareholders pledge their respective equity interests in these VIEs to Ambow Online and, through powers of attorney, entrust all the rights to exercise their voting power over these VIEs to Ambow Online.”

Schools, page 48

14.                               Please disclose whether you currently pay any rent or other payments for the use of the land owned by Changsha Yaxing Property Development Company Limited.

In response to the Staff’s comment, the Company respectfully advises the Staff that pursuant to the Lease Agreement, dated August 11, 2009, entered into by and among Chang Yaxing Property Development Company Limited and Changsha Tongsheng Lake Property Development Co., Ltd., as lessors, Hunan Changsha Tongsheng Lake Experimental School and Hunan Changsha Tongsheng Lake Experimental Kindergarten, as lessees, and Beijing Shida Ambow Education Technology Co., Ltd., as guarantor, the land and premises rented by the lessees are free of charge for a period from October 1, 2009 to September 30, 2015.  We draw to the Staff’s attention the following: for accounting purposes, we spread the total charges expected to arise from this lease evenly over the entire term of the lease.

In addition, the Company will include the following disclosure in future filings, as appropriate:

“The land and premises are leased to Changsha K-12 Experimental School and Changsha Kindergarten for 20 years, from October 1, 2009 to September 30, 2029, and free of charge for the first six years, i.e. from October 1, 2009 to September 30, 2015.”

Agreements that provide effective control over our VIEs, page 49

15.                               Please disclose, if true, that you have no agreements that pledge the assets of the VIEs for the benefit of the WFOE.

In response to the Staff’s comment, the Company will include the following disclosure in future filings, as appropriate:

“We have no agreements that pledge the assets of our VIEs for the benefit of Ambow Online.”

16.                               Please expand your disclosure in this section to include a more detailed summary of the agreements governing your relationship with your VIEs. Your disclosure should include, among other material terms, the term of each such agreement and the respective termination rights of the parties.

In response to the Staff’s comment, the Company will include the following disclosure in future filings, as appropriate (changes made to existing disclosure are underlined and in bold for your ease of reference):

“Agreements that provide effective control over Ambow Shida and its subsidiaries

We have entered into a series of agreements with Ambow Shida and its shareholders. These agreements provide us substantial ability to control Ambow Shida and its shareholders, and we have obtained an option to purchase all of the equity interests of Ambow Shida. These agreements include:

Share Pledge Agreement. Pursuant to the share pledge agreement, dated January 31, 2005, among Ambow Online, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, each of Xuejun Xie and Jianguo Xue pledged all of her or his equity interest in Ambow Shida to Ambow Online to secure the performance of Ambow Shida under an exclusive cooperation agreement, dated January 31, 2005, between Ambow Online and Ambow Shida as described below. If Ambow Shida fails to fulfil its obligations under the exclusive cooperation agreement, Ambow Online may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Each of Xuejun Xie and Jianguo Xue also agreed not to transfer, dispose of or otherwise directly or indirectly create any encumbrance over her or his equity interest in Ambow Shida, or take any actions that may reduce the value of her or his equity interest in Ambow Shida without the prior written consent of Ambow Online. This agreement shall remain in effect until the exclusive cooperation agreement is terminated lawfully and the secured debt is fully repaid pursuant to the terms and conditions under the exclusive cooperation agreement. Without Ambow Online’s prior consent, the pledgors shall not be entitled to grant or assign their rights and obligations under the agreement. Ambow Online may assign at any time all or any of its rights and obligations under the exclusive cooperation agreement and the assets transfer and lease agreement to any person (either a natural person or a legal person) it designates. In such case, the assignee shall assume Ambow Online’s rights and obligations under this agreement. In the event of any change of the pledgee as a result of transfer, the parties shall enter into a new pledge agreement. The parties shall negotiate in good faith to resolve any disputes arising out of or in connection with this agreement. If the parties cannot reach an agreement on the resolution of such disputes, either party shall submit such disputes to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Beijing, and the language used in arbitration shall be Chinese. The award of the arbitration shall be final and binding upon the parties.

Call Option Agreement. Pursuant to the call option agreement, dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the termination agreement dated April 26, 2007 and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, AECL or its designee has an option to purchase from each of Xuejun Xie and Jianguo Xue, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Shida in one or more installments at an aggregate purchase price of RMB3.0 million unless the applicable laws state otherwise. AECL or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Without the written consent of AECL or its designee, Xuejun Xie and/or Jianguo Xue shall not approve or support any equity transfer or capital increase of Ambow Shida, or any resolution approving the capital increase, issuance of additional shares, dilution of the existing shareholdings, or affecting the right of AECL or its designee at any board or shareholders’ meetings, or execute or adopt any resolution approving the distribution of the stock dividends, stock awards or profits at any board or shareholders’ meetings. Xuejun Xie and Jianguo Xue agreed not to dispose of the equity interest or exercise any related rights in any form without AECL or its designee’s written consent. Xuejun Xie and Jianguo Xue agreed that before AECL or its designee exercises the option to obtain all the equity interest and assets, Xuejun Xie and Jianguo Xue shall not engage in and shall not cause Ambow Shida to engage in (i) selling, assigning, mortgaging or otherwise disposing of any assets, lawful income and business revenues of Ambow Shida, or creating security interest on Ambow Shida (other than those made in the ordinary course of business or have been disclosed to and approved by AECL or its designee in writing), (ii) entering into any transactions that may substantially affect Ambow Shida’s assets, liabilities, operations, equity and other legitimate interests (other than those made in the ordinary course of business or have been disclosed to and approved by AECL or its designee in writing), (iii) supplementing, altering or modifying Ambow Shida’s charter documents in any form, which will substantially affect Ambow Shida’s assets, liabilities, operations, equity and other legitimate interests (except the proportional capital increase as required by law), or (iv) appointing any other third party as Ambow Shida’s agent or representative. AECL or its designee may assign the option and any rights and interests under the agreement in its sole discretion. Currently, we do not expect to exercise such option in the foreseeable future. Should we decide to exercise such option, we or our designee would affect such purchase through the cancellation of loans owed to us by Xuejun Xie and/or Jianguo Xue unless the then applicable laws require the purchase price to be determined by a valuation or otherwise provided, in which case the transfer price shall be the minimum amount provided by applicable law and we will effect such purchase through, to the extent necessary, a combination of cash and cancellation of loans owed to us by each of Xuejun Xie and Jianguo Xue. This call option is not subject to any time limit and has been effective upon execution by the parties. This agreement shall not terminate until AECL or its designee exercises the call option and the equity interest has been fully vested in AECL or its designee or upon termination by AECL or its designee in writing. If any dispute arises out of the interpretation or performance of this agreement, the parties shall negotiate in good faith to resolve such dispute; if such dispute cannot be resolved within thirty days of the beginning of such negotiations, either party may submit such dispute to China International Economic and Trade Arbitration Commission in Beijing for arbitration in accordance with its then-effective arbitration rules.

Powers of Attorney. Pursuant to the powers of attorney, each dated April 26, 2007, each of Xuejun Xie and Jianguo Xue irrevocably entrusted all the rights to exercise her or his voting power of Ambow Shida to Ambow Online for an indefinite period of time, including without limitation, proposing to convene a shareholders’ meeting, attending a shareholders’ meeting and exercising the voting rights at a shareholders’ meeting.

Loan Agreements. Pursuant to the loan agreements, each dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, respectively, amended by amendment agreements, dated April 26, 2007, among Ambow Online, AECL and Xuejun Xie and Jianguo Xue, respectively, and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue or renewed by a loan agreement between Ambow Online and Jianguo Xue dated February 1, 2008, as applicable, Ambow Online loaned RMB2.7 million and RMB0.3 million to Xuejun Xie and Jianguo Xue, respectively, to fund the registered capital requirements of Ambow Shida. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shida held by Xuejun Xie and Jianguo Xue, as applicable, to Ambow Online or its designee. These loan agreements shall remain in effect until the loans thereunder are fully repaid.  To the extent permitted by the relevant PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loans thereunder and notify the borrowers in writing of such arrangements seven days in advance. The borrowers shall not repay the loans to Ambow Online early unless Ambow Online notifies the borrowers in writing that the loan thereunder has expired or as otherwise provided therein. Any disputes arising in connection with the interpretation or execution of this agreement shall be resolved by the parties through friendly consultations; if such disputes cannot be resolved within thirty days of the beginning of the consultations, either party may submit such disputes to China International Economic and Trade Arbitration Commission in Beijing for arbitration in accordance with its then-effective arbitration rules.

Agreements that provide effective control over Ambow Shanghai and its subsidiaries

We have entered into a series of agreements with Ambow Shanghai and its shareholders. These agreements provide us substantial ability to control Ambow Shanghai and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Shanghai. These agreements include:

Share Pledge Agreement. Pursuant to the share pledge agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, each a shareholder of Ambow Shanghai, each of Xuejun Xie and Xiaogang Feng pledged all of her or his equity interest in Ambow Shanghai to Ambow Online to secure the performance of Ambow Shanghai or its subsidiaries’ obligations under a technology service agreement between Ambow Online and Ambow Shanghai dated October 31, 2009 as described below. If Ambow Shanghai fails to fulfil its obligations under the technology service agreement, Ambow Online may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Without Ambow Online’s prior written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) make a proposal to amend the articles of association of Ambow Shanghai or cause the making of such proposal, or increase or reduce Ambow Shanghai’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreement, (iii)perform any act that may prejudice any rights of Ambow Online under the share pledge agreement, or any act that may materially affect the assets, business and/or operations of Ambow Shanghai, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Online’s request, pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements has been in effect since the date when the authorized representatives of the parties duly execute this agreement and shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid. The share pledge agreements may be unilaterally terminated by Ambow Online. Neither of Xuejun Xie and Xiaogang Feng is entitled to unilaterally terminate the share pledge agreements. Without Ambow Online’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Online shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without pledgor’s prior consent. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties.

Call Option Agreement. Pursuant to the call option agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, each a shareholder of Ambow Shanghai, each of Xuejun Xie and Xiaogang Feng irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of her or his equity interest in Ambow Shanghai. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Shanghai and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Online’s written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) transfer the equity interest in Ambow Shanghai to any third party, (ii) supplement, alter or modify the articles of association of Ambow Shanghai in any form, or increase or decrease Ambow Shanghai’s registered capital, or otherwise change the structure of its registered capital, or (iii) incur, assume, guarantee or allow the existence of any debt other than the debt that (x) arises in the normal or routine course of business rather than out of borrowing or (y) has been disclosed to and approved in writing by Ambow Online. This agreement shall remain effective until the termination of the loan agreement. Ambow Online has the right to early terminate this agreement upon twenty days’ prior notice, but neither Xuejun Xie nor Xiaogang Feng may early terminate the agreement. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney. Pursuant to the powers of attorney, each dated October 31, 2009, each of Xuejun Xie and Xiaogang Feng irrevocably entrusted all the rights to exercise her or his voting power to Ambow Online, including without limitation, the power to sell, transfer or pledge, in whole or in part, such shareholder’s equity interests in Ambow Shanghai and to nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of Ambow Shanghai during the term of the share pledge. The powers of attorney have been in effect since the date of execution. Unless terminated as agreed by the shareholders of Ambow Shanghai and Ambow Online, the powers of attorney shall be irrevocable and remain effective during the term of pledge.

Loan Agreement. Pursuant to the loan agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, Ambow Online loaned RMB0.8 million to Xuejun Xie and RMB0.2 million to Xiaogang Feng to fund the registered capital requirements of Ambow Shanghai. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shanghai held by each of Xuejun Xie and Xiaogang Feng, as applicable, to Ambow Online or its designee. To the extent permitted by the relevant PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loans under the loan agreement and notify the borrowers in writing of such arrangements seven days in advance. The borrowers shall not repay the loans to Ambow Online early unless Ambow Online notifies the borrowers in writing that the loans have expired or as otherwise provided under the loan agreement. The borrowers shall not assign their rights and obligations under the loan agreement to any third party without Ambow Online’s prior written consent. The loan agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under the agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Chinese in Beijing. The award of the arbitration shall be final and binding on both parties.

Agreements that provide effective control over Ambow Sihua and its subsidiaries

We have entered into a series of agreements with Ambow Sihua and its shareholders. These agreements provide us substantial ability to control Ambow Sihua and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Sihua. These agreements include:

Share Pledge Agreements. Pursuant to the share pledge agreement, dated October 31, 2009 and further amended by a supplementary agreement dated March 4, 2010, between Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, and the share pledge agreement, dated March 4, 2010, between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua, each of Xuejun Xie and Xiaogang Feng pledged all of her or his equity interest in Ambow Sihua to Ambow Online to secure the performance of Ambow Sihua or its subsidiaries under a technology service agreement between Ambow Online and Ambow Sihua dated October 31, 2009 as described below. If Ambow Sihua fails to fulfil its obligations under the technology service agreement, Ambow Online may dispose of the pledged equity in accordance with the provisions of the Security Law of the People’s Republic of China and relevant laws and regulations, and shall have the right to be indemnified for the secured debt and any other relevant expenses out of the proceeds from the disposal of the pledged equity. Without Ambow Online’s prior written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) make a proposal to amend the articles of association of Ambow Sihua or cause the making of such proposal, or increase or reduce Ambow Sihua’s registered capital, or otherwise change the structure of its registered capital, (ii) create any further security, encumbrances and any third party’s rights on the pledged equity in addition to the pledge created under the share pledge agreements, (iii) perform any act that may prejudice any rights of Ambow Online under the share pledge agreements, or any act that may materially affect the assets, business and/or operations of Ambow Sihua, (iv) distribute dividends to the shareholders in any form (however, upon Ambow Online’s request, pledgors shall immediately distribute all of their distributable profits to the shareholders), or (v) transfer or dispose of the pledged equity in any way. The share pledge agreements shall remain in effect until the technology service agreement is terminated and the secured debt is fully repaid.  The share pledge agreements may be unilaterally terminated by Ambow Online. Neither of Xuejun Xie and Xiaogang Feng is entitled to unilaterally terminate the share pledge agreements. Without Ambow Online’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreements to any other party. Ambow Online shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreements and any of its rights or obligations under other agreements contemplated by the share pledge agreements without pledgor’s prior consent. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to the China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties.

Call Option Agreements. Pursuant to the call option agreement, dated October 31, 2009 and further amended by a supplementary agreement dated March 4, 2010, between Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, and the call option agreement, dated March 4, 2010, between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua, each of Xuejun Xie and Xiaogang Feng irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of her or his equity interest in Ambow Sihua. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Sihua and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online.

Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Online’s written consent, each of Xuejun Xie and Xiaogang Feng shall not (i) transfer the equity interest in Ambow Sihua to any third party, (ii) supplement, alter or modify the articles of association of Ambow Sihua in any form, or increase or decrease Ambow Sihua’s registered capital, or otherwise change the structure of its registered capital, or (iii) incur, assume, guarantee or allow the existence of any debt other than the debt that (x) arises in the normal or routine course of business rather than out of borrowing or (y) has been disclosed to and approved in writing by Ambow Online. Xuejun Xie and Xiaogang Feng represent and warrant that during the term of the call option agreements, Xuejun Xie, Xiaogang Feng and Ambow Sihua have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Online and may cause any reduction in value of the equity interests in Ambow Sihua held by Xuejun Xie and Xiaogang Feng. This agreement has been in effect as of the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Online shall have the right to terminate this agreement early upon twenty days’ prior notice, but neither of Xuejun Xie and Xiaogang Feng shall terminate this agreement early. Ambow Online shall have the right to transfer its rights under the call option agreements and other agreements contemplated by the call option agreements at its sole discretion to any third party without Xuejun Xie and Xiaogang Feng’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney. Pursuant to the powers of attorney, dated October 31, 2009 and March 4, 2010, respectively, each of Xuejun Xie and Xiaogang Feng irrevocably entrusted all the rights to exercise her or his voting power to Ambow Online, including without limitation, the power to sell, transfer or pledge, in whole or in part, her or his equity interest in Ambow Sihua and nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of Ambow Sihua during the term of the share pledge. The powers of attorney have been in effect since the date of execution. Unless terminated as agreed by the shareholders of Ambow Sihua and Ambow Online, the powers of attorney shall be irrevocable and remain effective during the term of pledge.

Loan Agreement. Pursuant to the loan agreement between Ambow Online and Xiaogang Feng, dated March 4, 2010, Ambow Online loaned RMB40.0 million to Xiaogang Feng to fund the registered capital requirements of Ambow Sihua. To the extent permitted by PRC laws, such loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Sihua held by Xiaogang Feng to Ambow Online or its designee. To the extent permitted by the PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loan under the loan agreement and notify the borrower in writing of such arrangements seven days in advance. The borrower shall not repay the loan early to Ambow Online unless Ambow Online notifies the borrower in writing that the loan has expired or as otherwise provided under the loan agreement. The borrower shall not assign his or her rights and obligations under the loan agreement to any third party without Ambow Online’s prior written consent. The loan agreement has been in effect since the date of execution by the parties and shall remain effective until the borrower fully repays the loan under the agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Chinese in Beijing. The award of the arbitration shall be final and binding on both parties.

Agreements that provide effective control over Suzhou Wenjian

We have entered into a series of agreements with Suzhou Wenjian and its shareholders. These agreements provide us with the ability to control Suzhou Wenjian and grant us the exclusive option to purchase all of the equity interests of Suzhou Wenjian. These agreements include:

Share Pledge Agreement. Pursuant to the share pledge agreement, dated February 25, 2009, among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu, each a shareholder of Suzhou Wenjian, each of Xuejun Xie, Xiaogang Feng and Yisi Gu pledged all of his or her equity interest in Suzhou Wenjian to Ambow Online to secure the performance of Suzhou Wenjian under a technology service agreement between Ambow Online and Suzhou Wenjian dated February 25, 2009. If (a) Suzhou Wenjian fails to fulfil its payment obligation or other related obligations to pledgee in accordance with the provisions of technology service agreement, or (b) pledgors breach their duties or obligations thereunder, pledgee shall have the right to exercise the pledge in any manner at any time it deems appropriate to the extent permitted by applicable laws during the term of pledge, including without limitation: (a)to negotiate with pledgors to discharge the secured debt with the pledged equity at a discount rate; (b) to sell off the pledged equity and use the proceeds thereof to discharge the secured debt; (c) to retain a relevant agency to auction all or part of the pledged equity; and/or (d) to otherwise dispose of the pledged equity appropriately to the extent permitted by applicable laws. Each shareholder of Suzhou Wenjian also agreed that, without the prior written consent of Ambow Online, such shareholder shall not transfer, dispose of or otherwise create any encumbrance over his or her equity interest in Suzhou Wenjian. The share pledge will expire three years after all obligations related to the technology service agreement are fully performed. Without Ambow Online’s prior written consent, pledgors shall not transfer any of their rights or obligations under the share pledge agreement to any other party. Ambow Online shall have the right to transfer to any third party any of its rights or obligations under the share pledge agreement and any of its rights or obligations under other agreements contemplated by the share pledge agreement without pledgor’s prior consent. The share pledge agreement shall remain in effect until the secured debt is fully repaid. The share pledge agreement may be unilaterally terminated by Ambow Online. None of Xuejun Xie, Xiaogang Feng and Yisi Gu is entitled to unilaterally terminate the share pledge agreement. If any dispute arises between the parties in connection with the interpretation and performance of the provisions thereunder, the parties shall resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or as otherwise agreed, either party shall have the right to submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding upon the parties.

Call Option Agreement. Pursuant to the call option agreement, dated February 25, 2009, among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu, each a shareholder of Suzhou Wenjian, each of Xuejun Xie, Xiaogang Feng and Yisi Gu irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Suzhou Wenjian. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Suzhou Wenjian and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Without Ambow Online’s written consent, each of Xuejun Xie, Xiaogang Feng and Yisi Gu shall not transfer his or her equity interest in Suzhou Wenjian to any third party. Xuejun Xie, Xiaogang Feng and Yisi Gu represent and warrant that (i) except for the pledge granted under the share pledge agreement, they have not created or allowed any option, call option, pledge, or other equity interest or security interest on their equity interests in Suzhou Wenjian, and (ii) during the term of the call option agreement, Xuejun Xie, Xiaogang Feng and Yisi Gu and Suzhou Wenjian have not engaged in and shall not engage in any act or omission that may cause any losses to Ambow Online and may cause any reduction in value of the equity interests in Suzhou Wenjian held by Xuejun Xie, Xiaogang Feng and Yisi Gu. This agreement has been in effect since the date when the authorized representatives of the parties duly execute the agreement, and shall remain effective until the termination of the loan agreement. Unless otherwise provided therein, Ambow Online shall have the right to terminate this agreement early upon twenty days’ prior notice, but Xuejun Xie, Xiaogang Feng and Yisi Gu shall not terminate this agreement early. Ambow Online shall have the right to transfer its rights under the agreement and other agreements contemplated by the agreement at its sole discretion to any third party without Xuejun Xie, Xiaogang Feng and Yisi Gu’s consent. All disputes arising out of or in connection with this agreement shall be settled by the parties through good faith consultations. If no agreement can be reached through consultations within sixty days after one party receives a notice from other party requesting the beginning of such consultations or as otherwise agreed by the parties, either party shall have the right to submit relevant disputes to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be held in Beijing. The award of the arbitration shall be final and binding on both parties.

Powers of Attorney. Under powers of attorney, each dated February 25, 2009, each of Xuejun Xie, Xiaogang Feng and Yisi Gu granted to Ambow Online the power to exercise all of his or her voting rights of Suzhou Wenjian during the term of the share pledge. The powers of attorney shall come into effect upon the date of execution. Unless terminated as agreed by the shareholders of Suzhou Wenjian and Ambow Online, the powers of attorney shall remain effective during the term of pledge.

Loan Agreement. Pursuant to the loan agreement among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu dated February 25, 2009, Ambow Online loaned RMB0.4 million to Xiaogang Feng, RMB0.3 million to Xuejun Xie and RMB0.3 million to Yisi Gu to fund the registered capital requirements of a domestic PRC company. Ambow later formed Suzhou Wenjian to serve as this domestic PRC company. To the extent permitted by the relevant PRC laws, Ambow Online shall determine at its sole discretion the timing and method of the repayment of the loans and notify borrowers in writing of such arrangements seven days in advance. Borrowers and Ambow Online further agree that borrowers shall not repay the loan to Ambow Online early unless Ambow Online notifies borrowers in writing that the loans thereunder have expired or as otherwise provided therein. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xuejun Xie, Xiaogang Feng and Yisi Gu in Suzhou Wenjian to Ambow Online. This agreement has been in effect since the date of execution by the parties and shall remain effective until the borrowers fully repay the loans under this agreement. If any dispute arises between the parties in connection with the interpretation and performance of the terms thereof, the parties shall negotiate in good faith to resolve such dispute. If no agreement can be reached, either party may submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective arbitration rules. The arbitration shall be conducted in Chinese in Beijing. The award of the arbitration shall be final and binding upon the disputing parties.

Agreements that transfer economic benefits to us

Agreements that transfer economic benefits to us from Ambow Shida and its subsidiaries

Exclusive Cooperation Agreement. Pursuant to the exclusive cooperation agreement, dated January 31, 2005 and revised on May 13, 2010, by and between Ambow Online and Ambow Shida, Ambow Online has the exclusive right to provide to Ambow Shida technical support and marketing consulting services relating to online education for primary and middle school and other related services in exchange for certain service fees, which are equal to Ambow Shida’s pre-tax profit. Without Ambow Online’s written consent, Ambow Shida shall not transfer, pledge or assign to any third party the rights and obligations under this agreement or use such rights and obligations for the benefit of any third party. The initial term of this agreement is twenty years and the term can be renewed upon expiration. The agreement can be terminated by mutual agreement, by written notice from the non-breaching party upon a breaching party’s failure to cure its breach, or by either party’s written notice upon nonperformance of the agreement for 30 days as a result of any force majeure. In the event of any dispute with respect to the interpretation and implementation of this agreement, the parties shall negotiate in good faith to resolve the dispute. In the event the parties fail to reach an agreement on the resolution of such dispute within 30 days after the negotiation begins, either party may submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective arbitration rules. We have not received any payment of service fees contemplated by this agreement.

Ambow Online has the unilateral right to adjust the level of service fee to be charged to Ambow Shida under this exclusive cooperation agreement at any time. At the time this agreement was originally entered into on January 31, 2005, we set the service fee that could be charged at 65% of Ambow Shida’s profits in order to retain sufficient cash in Ambow Shida to fund its operating needs and manage liquidity. We subsequently determined that in the short to medium term we would not charge the service fee available to us in the agreement but on May 13, 2010 we updated the agreement to increase the service fee percentage that could be charged by Ambow Online to Ambow Shida to 100% of profits so as to provide us with more flexibility in the future.

We have not yet received any payment of service fees contemplated by this agreement but retain the flexibility to charge these service fees in the future. In addition to extracting the profits of Ambow Shida through the exclusive cooperation agreement, we also can extract profits from Ambow Shida through dividends to Ambow Online received indirectly through the shareholders of Ambow Shida or through donations directly from Ambow Shida to Ambow Online. The dividends and/or donations can be enacted through the agreements that provide us with effective control over Ambow Shida and its subsidiaries as set out in “Item 7.B —Related Party Transactions — Contractual arrangements with our VIEs and their respective subsidiaries”. These two alternative mechanisms are not currently subject to any legal restrictions or limitations.

As of the date of this report, no distributions have been made to the shareholders of Ambow Shida and so no subsequent distribution has been made to us or Ambow Online. As described above, at our discretion we have decided to retain all of Ambow Shida’s profits to date within Ambow Shida for the purpose of managing its liquidity.

Agreement that transfer economic benefits to us from Ambow Shanghai and its subsidiaries

Technology Service Agreement. Pursuant to the technology service agreement, dated October 31, 2009, by and between Ambow Online and Ambow Shanghai, Ambow Online has the exclusive right to provide to Ambow Shanghai (i) education or training solutions; (ii) employee training and technical support; and (iii) management and consulting services related to Ambow Shanghai’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Shanghai shall not engage any other third party as its technology service provider without Ambor Online’s prior written consent during the term of this agreement, while Ambow Online shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Ambow Shanghai’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Shanghai shall not assign its rights and obligations under this agreement to any third party without Ambow Online’s prior written consent, while Ambow Online may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Ambow Sihua and its subsidiaries

Technology Service Agreement. Pursuant to the technology service agreement, dated October 31, 2009, by and between Ambow Online and Ambow Sihua, Ambow Online has the exclusive right to provide to Ambow Sihua (i) education or training solutions; (ii) employee training and technical support; and (iii) management and consulting services related to Ambow Sihua’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. Ambow Sihua shall not engage any other third party as its technology service provider without Ambor Online’s prior written consent during the term of this agreement, while Ambow Online shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement.

The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Ambow Sihua’s failure to cure its breach of the agreement or by mutual written agreement at any time. Ambow Sihua shall not assign its rights and obligations under this agreement to any third party without Ambow Online’s prior written consent, while Ambow Online may assign its rights and obligations under this agreement to any third party at its sole discretion. If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.

Agreement that transfer economic benefits to us from Suzhou Wenjian

Technology Service Agreement. Pursuant to the technology service agreement, dated February 25, 2009, by and between Ambow Online and Suzhou Wenjian, Ambow Online has the exclusive right to provide to Suzhou Wenjian (i) educational and training solutions and related hardware and software development services, (ii) employee training and technical support, and (iii) management and consulting services related to Suzhou Wenjian’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. Suzhou Wenjian shall not engage any other third party as its technology service provider without Ambor Online’s prior written consent during the term of this agreement, while Ambow Online shall have the right to provide other entities or individuals with the technology service equivalent or similar to that under this agreement and to appoint other entities or individuals to provide the technology service under this agreement. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Suzhou Wenjian’s failure to cure its breach of the agreement or by mutual written agreement at any time. Suzhou Wenjian shall not assign its rights and obligations under this agreement to any third party without Ambow Online’s prior written consent, while Ambow Online may assign its rights and obligations under this agreement to any third party at its sole discretion.If any dispute arises in connection with the interpretation and performance of this agreement, the parties shall first resolve such dispute in good faith through discussions. If no agreement can be reached within sixty days after one party receives the notice of the other party requesting the beginning of discussions or any longer period agreed upon separately by the parties, either party shall have the right to submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then-effective rules. The award of the arbitration shall be final and binding upon the parties. We have not received any payment of service fees contemplated by this agreement.”

17.                              Please expand your disclosure to clarify whether the pledge in each of your share pledge agreements has been registered with the local SAIC. If it has not been registered, include risk factor disclosure addressing the risks associated with the failure to register the equity pledge.

The Company respectfully advises the Staff that the pledge in each of our share pledge agreements has been registered with the local SAIC. In response to the Staff’s comment, the Company will include such disclosure in future filings.

18.                               Please revise your disclosure to address the fact that the primary remedy under the share pledge agreements for default in these arrangements is to engage in an auction or sale of the shares. Your disclosure should clarify that such an auction or sale may not result in Ambow’s receipt of full value of the equity or the business of the entities and that any proceeds you receive would be net of the payment of related expenses and taxes.

The Company respectfully advises the Staff that Ambow Online may obtain the pledged equity interests when enforcing the pledge without public auction because Ambow Online may exercise its rights under the option agreements by designating a third party to acquire the equity interests in the VIEs pursuant to option agreements.

When the obligor fails to fulfil its obligation when it is due, it is also legally permissible for the pledgee to enter into an agreement with the pledgor to obtain the pledged equity through a designated PRC person. Although Article 66 of the PRC Guarantee Law provides that the pledgee and the pledgor may not set in the pledge agreement that the ownership of the pledged property shall automatically be transferred to the pledgee/creditor if the obligor is in default, there is no such prohibition for the pledgor to agree to transfer the ownership of the pledged entity after an obligation is due in a separate agreement. Rather, Article 63 of the PRC Guarantee Law and Article 219 of the PRC Property Law provide that when a debtor fails to pay off the debts, the creditor has the right, among others, to acquire the pledged property based on its monetary value which shall be determined by referencing the market price of the pledged property. In addition, as explained in the preceding paragraph, the Company can, through Ambow Online, exercise the rights under the option agreements by designating a third party to acquire the equity interests in the VIEs even in the absence of default by the obligor.

As a result, public auction is a remedy to Ambow Online only when (i) Ambow Online cannot exercise its right under the option agreements to designate another person to acquire the equity interests in the VIEs from the VIE shareholders and (ii) Ambow Online does not have control over the VIE shareholders and thus cannot cause the VIE shareholders to enter into equity transfer agreements in the event of default.

In response to the Staff’s comment and given that public auction is theoretically a remedy, the Company will include the following risk factor disclosure in future filings, as appropriate:

“If VIEs or their shareholders fail to perform the obligations secured by the pledges under the equity pledge agreements, one of the remedies for default is to require the pledgors to sell the equity interests of VIEs in an auction or sale of the shares and remit the proceeds to Ambow Online, net of all related taxes and expenses. Such an auction or sale of the shares may not result in our receipt of the full value of the equity interests or the business of VIEs.”

19.                               Please disclose why you have not received any payment of service fees under the service agreements. We note that you indicate on page 47 that Ambow Online “earned” significant net revenues under these agreements for the three most recent fiscal years. We also note your statement on page 71 that a portion of your VIEs’ cash balances are “paid” to you. Please explain. We also note that Appendix 2, which contains the fees contemplated by your Technology Service Agreements filed as Exhibits 4.11 and 4.18 to your Form 20-F, are not filed with these agreements. Please file the Appendix.

The Company respectfully advises the Staff that pursuant to Appendix 2 to the Technology Service Agreements, the VIEs shall pay the services fees to Ambow Online based on the service prices agreed-upon by both parties and the quantity of technology services provided by Ambow Online and both parties may at any time make any other arrangement for the payment of service fees upon mutual agreement. As disclosed on page 47 of 2011 Form 20-F, significant net revenues were earned by Ambow Online from the VIE’s subsidiaries in consideration of the products and services directly provided to the VIE’s subsidiaries under a number of software sales agreements, service agreements, and management consulting agreement entered into between Ambow Online and the VIEs’ subsidiaries in the ordinary course of business on an ongoing basis.  As a result of these customary transactions, Ambow Online has been receiving revenues (in the form of cash) from VIEs and its subsidiaries and thus leaving the VIEs together with their subsidiaries with no profit. Therefore at its discretion the Company considers there are no further service fees to be charged. The Company will file the Appendix 2 to Technology Service Agreements as an exhibit in its future filings. Such customary transactions between Ambow Online and the VIEs’ subsidiaries are prominently disclosed on page 85 of 2011 Form 20-F.

20.                               We note that one of your powers of attorney may be terminated by the VIE shareholders. Please address here and in your risk factors the impact the revocation of the power of attorney would have on your operating structure.

The powers of attorney issued by Xuejun Xie and Jianguo Xue to Ambow Online states that “unless this power of attorney is expressly terminated by me in writing, this power of attorney shall be effective from April 26, 2007 for an indefinite period of time”. Therefore, theoretically, the powers of attorney do not prohibit the shareholders of Ambow Shida from revoking their authorization to Ambow Online. However, in reality shareholders of Ambow Shida cannot effectively revoke their authorization under the current VIE structure. If shareholders of Ambow Shida attempt to revoke the powers of attorney, the Company will instruct AECL, one of our subsidiaries, to exercise its exclusive option to designate other PRC persons to acquire the equity interests in Ambow Shida from the current shareholders pursuant to call option agreements. Before the current shareholders transfer the equity interests of Ambow Shida to other PRC persons designated by AECL, it is prohibited from transferring the equity interests of Ambow Shida to anyone else without the AECL’ prior written consent under the equity pledge agreements. As a cumulative result of the foregoing, the Company believes that the current shareholders are unable to effectively revoke the powers of attorney under the VIE agreements.

In addition, the Company respectfully submits to the Staff that the VIE shareholders executed the VIE documents in the forms requested by the Company, including the powers of attorney. The Company will continue to evaluate whether to make additional changes to the VIE agreements to further strengthen the Company’s corporate structure, including adding an irrevocability clause to the powers of attorney.

21.                               Please tell us how the powers of attorney, including general authorization, include the right of the WFOEs to nominate the officers and directors of the VIE on whom they may vote. We note your statement on page 50 that such nomination rights are included without limitation, but do not find the provision in your powers of attorney. Identify which entity or individual holds the nomination rights over the VIE under your current VIE arrangement with these agreements in place.

In response to the Staff’s comment, the Company respectfully advises the Staff that the authorization granted under each of the powers of attorney is a “general” authorization under Article 397 of the PRC Contract law and not a “limited” authorization. Through these powers of attorney, the VIEs’ shareholders authorize Ambow Online to exercise all the shareholder’s rights of the VIEs, including but not limited to, voting rights, the right to sign minutes and the right to nominate the officers and directors of the VIEs.

The Company respectfully refers the Staff to the powers of attorney were issued by Xuejun Xie and Xiaogang Feng as shareholders of Ambow Shanghai to Ambow Online, filed as Exhibit 10.16 of the Company’s F-1 Registration Statement filed with the Commission on July 14, 2010, which stated that “the Pledgor hereby appoints Ambow Online as his attorney-in-fact (“Attorney-in-fact”) to (i) attend the shareholder meetings of Shanghai Ambow Education Information Consulting Co., Ltd. (“Ambow Shanghai”) and exercise all voting rights to which the Pledgor is entitled as a shareholder of Ambow Shanghai, including without limitation selling, transferring, pledging, or disposing of all or any part of the Pledgor’s equity interest; (ii) sign any resolutions adopted by the Board of Ambow Shanghai and any other documents requiring to be signed by the shareholders of Ambow Shanghai; and (iii) nominate and appoint the legal representative, executive director and/or director, supervisor, general manager and other senior management personnel of Ambow Shanghai as the Pledgor’s authorized representative”.

The Company supplementally advises the Staff that pursuant to the powers of attorney issued by the shareholders of VIEs, Ambow Online holds the nomination rights over the VIEs under our current VIE arrangement with these agreements in place.

22.                               We note your statement on page 17 that your VIE “contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC.” Please reconcile your statement with the fact that your powers of attorney do not include a dispute resolution clause. Disclose how any hearing of a dispute in a PRC court of law would differ from such hearing in a center for international arbitration.

The Company respectfully advises the Staff that all powers of attorney were executed as annexes to share pledge agreement or call option agreement. To be specific, the powers of attorney in connection with Ambow Shanghai, Ambow Sihua and Suzhou Wenjian are annexes to the share pledge agreements executed respectively with the shareholders of Ambow Shanghai, Ambow Sihua and Suzhou Wenjian. The powers of attorney in connection with Ambow Shida are annexes to a call option agreement. Therefore, the dispute resolution clause (submission to China International Economic and Trade Arbitration Commission for arbitration) of share pledge agreements or call option agreement shall apply to powers of attorney. Neither parties may institute any actions relating to our VIE contractual arrangements in any PRC court or submit any disputes arising from our VIE contractual arrangements to any international arbitration institution.

The Company supplementally advises the Staff that, given that all disputes relating to our contractual arrangements shall be submitted to China International Economic and Trade Arbitration Commission for arbitration, the Company is of the view that the requested disclosure of the difference between a hearing of a dispute in a PRC court of law and a hearing in an international arbitration center is not required and may not be appropriate.

Net Revenues, page 56

23.                               Please explain footnote 1 to the table on page 56. We note your statement that you disclose your student enrollments “during the period” because those students can enroll in multiple classes during a period. Please clarify to what period you are referring. Also, disclose the portion of student enrollments that are those serviced in your centers as opposed to those who merely use the software products sold by distributors.

The Company respectfully advises the Staff that the “period” refers to the respective reporting periods (fiscal years or quarters) presented in its financial statements. Although the Company has monitored all enrollments information at the segment, it does not have a tracking mechanism which allows the Company to drill down into the level of detail necessary to respond to the Staff’s comment regarding the separation of the enrollments between to those serviced in centers and those that merely use the software products.

Item 5. Operating and Financial Review and Prospects

General and administrative expenses, pages 59 and 67

24.                               We note that your bad debt provision increased by over 2900% in 2011 from RMB 107,000 in 2010 to RMB 14.2 million in 2011. Please tell us and disclose the reasons for the significant increase in your bad debt expense. In addition, tell us and disclose whether you expect such increase to continue or change in the future and the reasons why. We also note that your accounts receivable has increased significantly in 2011 due to your extension of “longer credit terms to distributors.” Please tell us and disclose the reasons for such extension and how it will impact your current and future liquidity.

The Company will include the following disclosure in future filings, as appropriate:

“The bad debt provision increased significantly from RMB 107,000 in 2010 to RMB 14.2 million in 2011.  The increase was mainly attributable to the increase in the bad debts provision for the career enhancement segment, which accounts for approximately 92% of the overall 2011 bad debt provision and was a fast growing segment. Given this was a relatively new revenue stream, such increase in bad debt provision reflects the historical pattern of collection of the past two years. This pattern only became clear to us in 2011 as we had not expected to encounter issues in recovering certain of the outstanding balances before then. The other 8% relates to the bad debt provision for our Tutoring segment, which is also consistent with the increase in tutoring segment revenue from RMB 595 million in 2010 to 778 million in 2011. Management expects the total amount of bad debt provision related to both segments will continue to increase in 2012, although not at the same rate as in 2011.” The Company wishes to advise the Staff that during 2012, we have spent time re-evaluating certain of our sales channels and continuing to strengthen our credit checks and control policies. As a result, we anticipate that the increase in our bad debt provision will slow in 2013.

“The extension of the credit terms to distributors was primarily due to the increasing competition in the market during our competitor’s expansion and growth in 2011.  In support of our distributors who were having to extend their services in order to attract customers, we decided to grant longer credit terms to our distributors with a goal of enhancing the competitiveness of our software products. The sales of software products accounted for 29% of our total revenue in 2011. Taking into consideration the above and its impact on the timing of cash proceeds, we believe that the above practice did not significantly impact our current and future liquidity.”

Critical accounting policies and estimates, page 61

25.                               It appears that you have identified risks and uncertainties related to the consolidation of the VIEs in the Note 1(d) that are not addressed in your critical accounting policies. Please expand to include all relevant risks and uncertainties or provide a cross-reference to where such disclosures exist.

The Company will, in future filings, include the relevant disclosure under “Risk in relation to the VIE structure” in the Note 1(d) to the consolidated financial statements in our critical accounting policies and estimates and include following disclosure to Note 2. Significant Accounting Policies — d. basis of consolidation: “The consolidated financial statements include the financial statements of the Company, its WFOEs and its VIEs. We have adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. The Company and its WFOEs have entered into contractual arrangements with the VIEs and their shareholders, which enable the Company to (1) have power to direct activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.  Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements.  All inter-company transactions and balances have been eliminated upon consolidation.”

26.                               We note on page 46 that you conduct all your business in China through contractual arrangements with Ambow Online, schools, learning centers and VIEs shareholders. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from your consolidated VIEs. The information should be in sufficient detail to convey qualitatively and quantitatively the assets and operations that are not subject to involvement with your VIEs.

The Company will include the following disclosure in its future filings, as appropriate:

“The entities apart from the consolidated VIEs mainly include Ambow Education Holding Co. Ltd (“Ambow Holding”), Ambow Online, Ambow Dalian (which is the Dalian Career Enhancement Campus) and two holding companies registered in Hong Kong. Assets and liabilities of these entities mainly include cash, current accounts balances of inter-group financing and transactions and leasehold improvement. Operations of these entities are mainly software research, development and sales, financing, and business management. Ambow Online also makes software sales to distributors, as well as software sales to schools that we own and their students.”

The Company respectfully advises the Staff that the Company is working on certain financial information in the following form for 2009, 2010 and 2011, which will be included in its future filings.

	VIEs Consolidated	Non-VIEs Consolidated	Inter- company Elimination	Group Consolidated
Cash and cash equivalent	•	•	•	•
Inter-Group balances due from VIEs/Non VIEs	•	•	•	•

Investment to VIEs	•	•	•	•
Other current assets	•	•	•	•
Other non-current assets	•	•	•	•
Total Assets	•	•	•	•
Inter-Group balances due to VIEs/Non VIEs	•	•	•	•
Other liabilities	•	•	•	•
Total Liabilities	•	•	•	•

Equity	•	•	•	•

Net Revenue	•	•	•	•
Net Income	•	•	•	•

Holding company structure, page 74

27.                               We note from the second paragraph that the amount of dividends paid by your PRC subsidiary, Ambow Online, to you primarily depends on the fees paid by the VIEs. Please disclose the amount of fees payable from the VIEs to the WFOE as of December 31, 2011, 2010 and 2009.

The Company will include the following disclosure in future filings, as appropriate:

 “Fees paid by VIEs and subsidiaries are mainly for sales of services and products and management consulting fees. The aggregate amount that VIEs and subsidiaries had paid to Ambow Online were RMB 147.5 million, RMB 66.8 million and RMB 39.9 million for the years ended December 31, 2009, 2010 and 2011, respectively, and the aggregate amount of fees payable from the VIE and subsidiaries to Ambow Online were RMB 26.8million, RMB 118.0 million and RMB 150.3 million, as of December 31, 2009, 2010 and 2011, respectively.”

Item 6. Directors, Senior Management and Employees, page 75

E. Share Ownership, page 84

28.                               We note that the equity holders of the VIEs are also officers and shareholders of you. Please tell us how the equity holders of VIEs, also being officers and shareholders of you, precludes them from acting contrary to the contractual arrangements, or revise your disclosures as appropriate.

The Company respectfully advises the Staff that it believes that under the Company’s current corporate structure, where the shareholders of the VIEs are also our shareholders and officers, the interests of the VIEs and their shareholders largely are aligned with the Company and its shareholders as a practical matter.  In addition, each shareholder of the VIEs has signed a power of attorney for Ambow Online to exercise his or her voting power.  As set forth in response to Comment 20, the Company is of the view that shareholders of VIEs are unable to effectively revoke the powers of attorney under the VIE agreements.

The Company supplementally advises the Staff that the risk relating to potential conflicts of interests between shareholders of VIE with us has been prominently disclosed in the risk factor captioned “The shareholders of our VIEs may have potential conflicts of interest with us, which may harm our business and financial condition” on page 17 of the 2011 20-F.

Note 1.d. VIE arrangements, page F-13

29.                               Please expand your disclosure to provide a more detailed explanation showing how you, through your contractual relationships with the VIEs , have the power to direct the activities of the VIEs that most significantly impact the VIE’s economic performance and to receive benefits from the VIEs. Refer to ASC 810-10-25-38A.

The Company will include the following disclosure in its financial statements in future filings:

“A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics: (a) The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Through the equity pledge arrangements, call option agreements and powers of attorney with the shareholders of VIEs, the Company has the right to: (i) purchase, at our discretion and to the extent permitted under PRC laws, all or part of the equity interest in the VIEs; (ii)exercise 100% of the voting rights of VIEs’ shareholders and (iii) nominate the members of VIEs’ board of directors and senior management.

While the VIEs’ board of directors are responsible for review and approval of material transactions of the VIEs’ group, the senior management is chartered to supervise the day to day activities.  With the power and authority to nominate the members of VIEs’ board of directors and senior management, the company is able to exercise control over activities of a VIE that most significantly impact the VIE’s economic performance. The Company may also exercise the call option at any time so as to designate other nominees to hold the equity interest of the VIEs.

As provided for by the service agreements between Ambow Online and the VIEs, Ambow Online has the exclusive right to provide to VIEs services related to the operation of the VIEs in exchange for certain service fees to be agreed to by the parties from time to time. With control in the decision-making bodies of the VIEs, we have the right to receive service fees at any rate and in any amount. Therefore, through service agreements with VIEs, the Company has the right to receive substantially all of the economic benefits from the VIEs, which indicate that the Company shall be regarded as having the controlling financial interest in the VIEs.”

30.                               We note that the Power of Attorney for Beijing Shida Ambow Education Technology Co., Ltd. (“Ambow Shida”) may be terminated by its shareholders, Mr. Xuejun Xie and Mr. Jianguo Xue. Based on this termination provision, please tell us how you concluded that the consolidation of Ambow Shida is appropriate. Refer to your basis in the accounting literature. It appears to us that Ambow Shida is the same as Beijing Normal University Ambow Education Technology Co., Ltd. disclosed on page F-12. If not, please tell us the power of attorney termination provisions for Beijing Normal University Ambow Education Technology Co., Ltd. In addition, we note that the powers of attorney for Ambow Sihua Education and Technology Co., Ltd. (“Ambow Sihua”), Shanghai Ambow Education Information Consulting Co., Ltd. (“Ambow Shanghai”) and Suzhou Wenjian Education and Technology Co., Ltd. (“Suzhou Wenjian”) may be terminated as agreed. Please tell us what is meant by “as agreed” and whether the termination of the respective power of attorney requires the consent of you and the shareholders of Ambow Sihua, Ambow Shanghai or Suzhou Wenjian or either you or the shareholders of Ambow Sihua, Ambow Shanghai or Suzhou Wenjian may terminate the respective power of attorney.

The Company respectfully advises the Staff that the full name of Ambow Shida is Beijing Normal University Ambow Education Technology Co., Ltd.

The Company respectfully advises the Staff that the VIE shareholders executed the VIE documents, including the powers of attorney, in the forms requested by the Company. The powers of attorney in connection with Ambow Shanghai, Ambow Sihua and Suzhou Wenjian are annexes to the share pledge agreements signed respectively with the shareholders of Ambow Shanghai, Ambow Sihua and Suzhou Wenjian. The powers of attorney in connection with Ambow Shida are annexes to call option agreements. The term “as agreed” is used to mean that the powers of attorney may not be terminated unless the mutual consents of Ambow and the shareholders of VIEs were obtained.  Shareholders of the VIEs may not unilaterally terminate the respective powers of attorney. Accordingly, the termination provision will not impact the Company’s ability to direct the activities of Ambow Shida, Ambow Sihua, Ambow Shanghai and Suzhou Wenjian.  Thus, the Company has consolidated these entities in accordance with the Variable Interest Entities Subsections of ASC 810-10.

31.                               Please disclose the accounting model that the VIEs use to consolidate the schools and how the VIEs achieve power and economic returns from the schools.

The Company respectfully advises the Staff that, from the updated organization chart attached as Annex A and narratives on page 47 and 48 of Form 2011 20-F, the Staff may note that all schools are subsidiaries of the VIEs. Among the 69 subsidiaries of the VIEs, only nine subsidiaries have non-controlling interests held by third parties, others are legally 100% owned by the VIEs.

Except for Kunshan Ambow Education Technology Co., Ltd., Beijing Aijia Kids English Training School, Zhenjiang Ambow Education Training Centre, and Lanzhou Ambow Training School, which were set up by the VIEs, all the other schools became subsidiaries of VIEs through a series of business combination transactions occurred in 2008, 2009 and 2011 by entering into the share purchase agreements with the VIEs.

The Company consolidated the above mentioned schools which were set up by VIEs based on the legal voting power to control and govern such schools in accordance with ASC Topic 810-10.

32.                               We note that you conduct all your business in China through contractual arrangements with the VIEs. Please expand to explain in more detail what it means that substantially all your business is conducted through contractual arrangements. In this regard, it appears unclear whether the VIEs and its schools and learning centers merely hold the requisite licenses and permits necessary to conduct the education business as disclosed on page 85 or whether the VIEs perform more expansive activities, such as, hold leases for the schools and training centers or employ teachers. Refer to ASC 810-10-50-12(d), which requires qualitative and quantitative information about involvement with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIEs.

In response to the SEC’s comment, the Company will include the following disclosure in its financial statements in future filings:

“We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs.  For more details on contractual arrangements with the VIEs, please refer to our responses to Questions #16 and Questions #29. Our VIEs have power over the activities of schools through their role as the registered sponsors of schools or controlling shareholders of corporate centers. The VIEs control the equity in these schools and are also entitled to the economic benefits from the schools.

The schools and centers, that are controlled by the VIEs, will hold the necessary business and education licenses or permits to perform education activities. The schools and centers will also sign all significant contracts, including leases, relating to the performance of these activities.

In addition, the responsibilities of the schools and centers, under the direction of the VIE and Company’s management (through the power invested in them by the VIE) include the following:

•                  Providing suitable facilities to house staff and deliver courses to students;

•                  Designing an appropriate curriculum for the delivery of courses, in accordance with MOE stipulations, where applicable;

•                  Hiring, training and terminating the employment of teachers and other support staff to run the schools and centres; and

•                  Selecting and recruiting students, in accordance with the Company’s entry requirements and to maximise the usage of capacity.”

The VIEs and their schools or centres represent a significant part of the Company assets and resources and play a significant role in the Company’s business activity.  Please refer to our response to Question #26 for more quantitative information that will be disclosed in our future filings.

33.                               Please tell us how you addressed disclosures in ASC 810-10-50-9 related to the disclosure of the aggregation of VIEs.

In response to SEC’s comment, the Company will include the following disclosure in its financial statements in future filings:

“The company consolidates all its VIEs of which the company has the power to direct their activities and is the primary beneficiary as described in paragraph 38A of ASC 810-10-25.  The company identifies and aggregates its subsidiaries and VIEs with similar nature for consolidation and reporting purpose.  Out of the four VIEs, three of them or their subsidiaries are sponsors of schools and training centres in the form of schools, or controlling shareholders of companies which provide educational services.  The remaining one, Suzhou Wenjian is primarily an investment company and through which the company invested in and gained partial ownership of Ambow Shanghai.  The VIEs and their schools and centres have very similar characteristics and are facing similar kinds/levels of risks:

•                  The principal business of the VIEs are sponsors of the schools and centres, or the controlling shareholders of the companies which are the sponsors of the schools and centres,

•                  All the schools of the VIEs require licenses from MOE (or commercial and business regulators if they are registered as companies),

•                  The schools and centres, in addition to holding the business/education licenses, have to operate by conducting all necessary activities, including but not limited to, acquiring and provisioning of appropriate facilities, hiring and management of teachers and supporting staff, recruitment of students and course/training delivery.

•                  The schools and centres operated their business in the education industry and hence subject to the regulations and risks associated with the industry.

•                  The VIEs, schools and centres are all registered and located in China.  As such, they are facing similar risks in related to governmental, economic and currency.

In addition, the company enters into different contractual agreements with the four VIEs but these agreements are of similar format and structure. Therefore, the contract risk, if any, arising from the contractual relationship with the VIEs is also similar.

As a result, the company considers it is appropriate to, accordance to ASC 810-10-50-9, aggregate all these VIEs together for reporting in the periodic financial statements.”

34.                               Refer to the first paragraph under “Risk in relation to the VIE structure.” Please revise to include the risk of not being able to consolidate the VIEs and their subsidiaries.

The Company will include the following disclosure in its financial statements in future filings:

“In addition, if the Company is unable to maintain effective control over its VIEs, the Company would not be able to continue to consolidate our VIEs’ financial results with its financial results. The Company’s ability to conduct its education business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate Shanghai Ambow Education Information Consulting Co., Ltd., Beijing Ambow Shida Education Technology Co., Ltd., Ambow Sihua Education and Technology Co., Ltd. and Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., their respective schools and subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over these entities and their respective schools and subsidiaries and their shareholders, and it may lose the ability to receive economic benefits from these respective entities,  schools and subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the WFOEs or the VIEs.”

35.                               Please tell us how the board of directors of Ambow Educational Holding Ltd. was appointed and how members of the board can be terminated and appointed, and how the officers of Ambow Education Holdings Ltd. are hired, fired, and compensated. Please tell us whether the board votes on termination of a board member and whether the board member subject to that vote is entitled to vote.

The Company respectfully advises the Staff that

Appointment and Termination of Directors

Pursuant to the Company’s Fourth Amended and Restated Memorandum and Articles of Association, directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting.  A director may be removed for negligence or other reasonable cause at any time before the expiration of his or her term by a special resolution passed at a duly convened shareholder meeting by the holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such meeting or by a unanimous written consent of our shareholders.  There is no board vote required on termination of a director.

Appointment, Termination and Compensation of Officers

Pursuant to the Company’s Fourth Amended and Restated Memorandum and Articles of Association, the board of directors may from time to time appoint any person to hold the office of the chief executive officer, for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the directors may think fit. The chief executive officer may from time to time appoint any person to hold such office in the Company as he or she may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of one or more vice presidents, chief financial officer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the chief executive officer may think fit.  Subject to the chief executive officer’s appointment right above, the board of directors may appoint chief technology officer, chief financial officer, one or more vice presidents, manager or controller.  The board of directors may also from time to time appoint such other officers as they consider necessary.  Subject to the terms of any employment contract entered into with officers, the board of directors are entitled to remove officers.

36.                               Please identify for us the officers of the WFOE and the VIEs and tell us how they can be removed or replaced.

The Company respectfully advises the Staff that

Officers of Ambow Online

The officers of the Ambow Online are: Jin Huang (President) and Kia Jing Tan (Financial Director).

Under Ambow Online’s articles of association, the president of Ambow Online is appointed and removed by Ambow Online’s board of directors; Ambow Online’s vice president, chief engineer and chief accountant are appointed and removed by the Ambow Online’s board of directors on the basis of the president’s recommendation; the other officers of Ambow Online are appointed and removed by Ambow Online’s president.

Officers of the VIEs

The officers of the Ambow Shida: Xuejun Xie (President) and Kia Jing Tan (Financial Director).

Under Ambow Shida’s articles of association, the president of Ambow Shida is appointed and removed by Ambow Shida’s executive director. The other officers of Ambow Shida are appointed and removed by the president.

The officers of Ambow Sihua: Xuejun Xie (President) and Kia Jing Tan (Financial Director).

Under Ambow Sihua’s articles of association, the president of Ambow Sihua is appointed and removed by Ambow Sihua’s executive director. The vice president and chief accountant are appointed and removed by the executive director. The other officers of Ambow Sihua are appointed and removed by the president.

The officers of Ambow Shanghai: Xiaogang Feng (President) and Kia Jing Tan (Financial Director).

Under Ambow Shanghai’s articles of association, the president of Ambow Shanghai is appointed and removed by Ambow Shanghai’s board of directors upon the recommendation of Xuejun Xie. The vice president is appointed and removed by Ambow Shanghai’s board of directors upon the recommendation of Wenjian Gongying. The chief accountant and chief anditor are appointed and removed by the Ambow Shanghai’s board of directors.

The officers of Suzhou Wenjian: Xiaogang Feng (President) and Kia Jing Tan (Financial Director).

Under Suzhou Wenjian’s articles of association, the president of Suzhou Wenjian is appointed and removed by Suzhou Wenjian’s executive director. The vice president and chief accountant are appointed and removed by the executive director upon the nomination of the president. The other officers of Suzhou Wenjian are appointed and removed by the president.

The Company supplementally advises the Staff that the VIEs’ shareholders have granted, through powers of attorney, to Ambow Online the power to nominate and appoint the chairpersons of the board of directors, directors and executive directors of the VIEs. With such power to appoint and remove the VIEs’ board of directors, Ambow Online has effective control over the appointment and removal of the president and all of the other officers of the VIEs.

37.                               Please tell us how the VIEs boards of directors were appointed and how the directors can be removed or appointed and how decisions are made.

The Company respectfully advises the Staff that, according to the VIEs’ articles of association, the VIEs’ directors are appointed and removed by the VIEs’ shareholders. The incumbent directors of the VIEs were all appointed by the VIEs’ shareholders before the contractual arrangements with the Ambow Online were formed.

The Company supplementally advises the Staff that the VIEs’ shareholders have granted, through powers of attorney, to Ambow Online the power to exercise all of the VIEs’ shareholders rights with respect to their equity interest in the VIEs, including but not limited to attending the shareholders’ meetings of the VIEs and nominating and appointing the VIEs’ chairpersons of the board of directors, directors and executive directors. With such power, Ambow Online may designate its employees to attend the shareholders’ meetings of VIEs and pass resolutions to appoint or remove any of the VIEs’ directors.

38.                               We note that Mr. Jin Huang is your President, Chief Executive Officer, Chairman of the Board and a significant shareholder of the Company. We also note that Mr. Xuehun Xie is an officer and director of the company and also the controlling shareholder of the VIEs. In addition, we note that your Board of Directors consists of six members. In this regard, tell us whether the other members of the Board are independent directors. Tell us whether the directors who are also executive officers have the power to cast the majority of votes at meeting of the board of directors.

The Company respectfully advises the Staff that all other four directors, namely Shasha Chang, Mark Robert Harris, Lisa Lo and Daniel Phillips, are independent directors.  The directors who are also executive officers do not have the power to cast the majority of votes at meeting of the board of directors as a majority of our directors are independent directors.

39.                               We note that the shareholders of the VIEs are directors, officers, employees or part of the original founders of the company. Tell us whether they are also equity holders of Ambow Education Holding LTD. If so, we would like to understand whether certain shareholders may, in substance or contractually, control another shareholder’s vote.

The Company respectfully advises the Staff that, as disclosed on page 84 of the 2011 Form 20-F, three shareholders of the VIEs, namely Yisi Gu, Xuejun Xie and Jianguo Xue are also beneficial owners of the Company.

The table below sets forth the beneficial ownership or equity interest of each of three persons in the Company and the VIEs, respectively, as of December 31, 2011.

Name	Beneficial Ownership in the Company (%)	Equity Interest in the VIE
Yisi Gu	0.48%	Suzhou Wenjian: 30%
Xuejun Xie	0.90%	Ambow Shida: 90% Ambow Sihua: 57.4% Ambow Shanghai: 64% Suzhou Wenjian: 30%
Jianguo Xue	0.53%	Ambow Shida: 10%

The Company is not aware of any relationship or arrangement between or among any shareholders that would enable any of them to control, in substance or contractually, any other shareholder’s vote.

40.                               Please provide the disclosures required under ASC 810-10-45-25 on the consolidated balance sheet or tell us why such disclosures are not required.

In response to the Staff’s comment, the Company will in future filings include such disclosures on the face of the statements of financial position, as required under ASC 810-10-45-25.

Note 1.q. Sales to distributors, page F-17

41.                               Please refer to the second paragraph. Tell us and disclose how you are accounting for the costs related to revenues recognized upon collection. Refer to your basis in the accounting literature.

In response to the Staff’s comment, the Company will in future filings include the following disclosure under “Note 2. SIGNIFICANT ACCOUNTING POLICIES — r. Cost of revenues”

“According to ASC985 Software and ASC330 Inventory, the Company recorded cost of software consists of license fees, costs incurred duplicating the computer software, documentation, and training materials from the product masters and for physically packaging the product for distribution, and these relative costs incurred were charged to cost of sales when revenue from the sale of those units was recognized.”

Note 24. Discontinued Operations, page F-66

(b) Assets and liabilities classified as held for sale

42.                               Please tell us why your accounting for the sale of 21st School and the related operating rights agreement is appropriate and refer to your basis in the accounting literature. In addition, tell us your consideration of ASC 840-40. We note your disclosures on page F-72.

The Company respectfully advises the Staff that in relation to the accounting for sale of 21st school, the Company has concluded that 21st School shall be accounted for as held-for-use as of December 31, 2011 based on the following considerations:

•                  As disclosed on page F-11, in December 2011, the Company signed an agreement to sell 3 legal entities, Beijing Century College and its 100% owned subsidiary, Beijing Siwa Century Facility Management Co. (together “Beijing Century College Group”) and Beijing 21st Century International School (“21st School”) to Xihua Investment Group (“Xihua Group”). As of December 31, 2011, the disposal transaction had not been completed. Beijing Century College Group was classified as held for sale and accounted for as a discontinued operation on the balance sheet whereas 21st School remained included as held for use since it was expected that the Company would have significant continuing involvement in 2lst School following the planned disposal of the equity interest.

•                  As disclosed on page F-66, the agreement entered into would allow the Company to retain the right to operate the 21st School on behalf of Xihua Group for a further 15 years, at which point the operating rights (“Operating Rights”) will revert back to Xihua Group.

•                  The key accounting judgments at December 31, 2011 were whether the disposal of 21st School was completed as of December 31, 2011, and whether the Company would have significant continuing involvement in the school following the disposal. The accounting is based on consideration of the following facts and the guidance included in ASC 360-10-45-9:

The 21st School disposal transaction was approved by the board of directors on December 29, 2011, and the disposal agreement was signed on December 30, 2011. The disposal agreement dated December 30, 2011 included a reference to the Operating Rights but did not include any detailed terms regarding the nature and extent of these rights. As at December 31, 2011 the Operating Rights had been mutually agreed but detailed terms were yet to be finalized, and on March 9, 2012 the agreement of these Operating Rights was entered into and signed by both parties.

In accordance with ASC 205-20, a pre-condition for a component to qualify for discontinued operations is that the component has either been disposed of or that the component qualifies as held-for-sale under ASC 360-10-45-9. In the case of 21st School, as of December 31, 2011 the school had not been disposed of nor did would it qualify as held-for-sale because (1) the assets were not ready for immediate sale as they have to be retained for the purpose of Operating Rights arrangement, (2) the terms of the Operating Rights had not been agreed, and the extent of continuing involvement of the Company in 21st School was not yet concluded. The specific terms of how the Operating Rights arrangement would work was not clarified until March 2012.

As disclosed on page F-72, the Company has finalized the 15 year Operating Rights arrangement with Xihua group (i.e. the buyer) in March 2012.  Below is a summary of the rights and responsibilities of the Company and Xihua Group:

	Rights and responsibilities of the Company	Rights and responsibilities of Xihua Group
1	Preparing and approving school’s operating budget / monthly spending plan	Ownership of all fixed assets of the school (including land and buildings, etc.)
2	Recruiting and managing the staff of the school, and training teachers / management team	Right to decide future expansion of the school and school remodelling
3	In charge of student recruitment	No rights to participate in the operation of the school, nor entitled to the school earnings

4	In charge of school curriculum and course design under the guidance of MoE	Xihua has the right to cancel the Operating Rights’ at any time and should repay an amount equal to the unamortized value of the RMB 170 million at the same time
5	Managing the school’s finance
6	In charge of the management of the school, and entitled to all earnings during the 15 year period

In determining its accounting for this arrangement in March 2012, the Company first considered the consolidation criteria in ASC 810 (which is to be considered before lease accounting treatment in ASC 840).  Based on its assessment, the Company has determined 21st School is a VIE of the Company and the Company is the primary beneficiary. Accordingly, the Company will continue to consolidate 21st School after the Operating Rights Agreement was effective.  Accordingly, while the Company considered the guidance in 840-40 and the transaction would appear to be a sale and immediate leaseback of the school, it is not the relevant guidance for this transaction as the Company is consolidating 21st School under ASC 810.

The analysis below summarizes the Company’s VIE assessment of 21st school.

Step 1 Does the VIE model apply to the Company?

1A)  Is 21st school within the scope of ASC 810-10-20?

Yes. 21st School is an educational institution established under the regulations of the Ministry of Education and has assets, employs teachers, and contracts with students. Therefore, 21st School is a legal entity and ASC 810-10-20 applies.

1B)  Is a scope exception available?

21st school is deemed to be a business, and all conditions under ASC 810-10-15-17(d) have been assessed.

1C)  Does the reporting enterprise have a variable interest in these entities?

Yes.  In relation to the operating rights arrangement, although the valuation report estimates that the value of the Operating Rights to the Company is RMB 170 million over a 15 year period, the actual activities and the resulting fair value change of the school may affect the collectability of the RMB 170 million, and therefore the operating rights would create variability, and the Company is considered to have a variable interest in 21st school.

Step 2 — Determine if 21st School is a VIE

Yes. Through the Operating Rights, the Company is entitled to all profits generated during the 15 period and is able to direct all significant activities. Therefore, the ASC 810-10-15-14(b)(1) and (3) criteria are clearly met, that the holder of equity at risk lack the rights to receive residual returns of the Company and 21st school is considered to be a VIE.

Step 3 — Determine which enterprise is the primary beneficiary

The responsibility for day to day operation rests with the Company through the Operating Rights arrangement. It is the Company that has the power to direct the school’s most significant activities for as long as the Operating Rights Agreement is in place. Further, the Company has the obligation to absorb operating losses and the rights to receive benefits.

The rights attributable to Xihua are protective in nature, rather than substantive, since the kickout rights require significant consideration to be paid (in the early years of the Operating Rights). As such, Ambow does have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance.

Based on above, 21st school would be considered a VIE, and the Company is the primary beneficiary and shall continue to consolidate the school.

**********

The Company also acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

**********

Should you have any additional questions or require additional information, please do not hesitate to contact me, Ms. Jin Huang (jin.huang@ambow.com; telephone: +86.10.6206.8001; Fax: +86.10.6206.8100), or our attorney, Ms. Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099).

Sincerely yours,

/s/ Jin Huang
Name: Jin Huang
Title: President and Chief Executive Officer

Annex A

Ambow Education Holding Ltd. (Cayman)
Offshore
100%
Ambow Education Ltd. (Cayman)
100%
Ambow Education (Hong Kong) Ltd
100%
Ambow Education Co., Ltd. (Cayman)
100%
Ambow Education Management (Hong Kong) Ltd.
100%
Ambow Education Management Ltd (Cayman)
100%
100%
100%
100%
100%
100%
100%
100%
87.23%
100%
Beijing Ambow Online Software Co., Ltd. (WOFE)
Beijing Ambow Shengying Education and Technology Co., Ltd (WOFE)
Tianjin Ambow Yuhua Software Information Co., Ltd.
Beijing Ambow Chuangying Education and Technology Co., Ltd.(WOFE)
Xiaogang Feng
Yisi Gu
Xuejun Xie
40%
30%
30%
94.3%
5%
Suzhou Wenjian Venture Investment Management Consulting Co., Ltd.
100%
0.7%
Ambow (Dalian) Education and Technology Co., Ltd.(WOFE)
Wenjian Fund
Xiaogang Feng
Xuejun Xie
20%
16%
64%
Shanghai Ambow Education Information Consulting Co., Ltd.
Onshore
33 Entities (Exhibit A)
Jianguo Xue
Xuejun Xie
10%
90%
Beijing Ambow Shida Education Technology Co., Ltd.
12 Entities (Exhibit B)
Xiaogang Feng
Xuejun Xie
42.6%
57.4%
Ambow Sihua Education and Technology Co., Ltd.
24 Entities (Exhibit C)
Equity investment
Control by contractual arrangements
Notes: Shareholders of Tianjin Yuhua are Ambow College Management Limited,Ambow Sihua,Ambow Shida ,who own 87.23%,11.49%,1.28%of Tianjin Yuhua, respectively.

Exhibit A: Entities owned by Shanghai Ambow Education Information Consulting Co., Ltd.(33)

VIE 1: Shanghai Ambow Education Information Consulting Co., Ltd.(33)
100%
1:Medium Range Online (Beijing) Technology Co., Ltd.
100%
2:Shanghai Hero Further Education Institute
100%
3:上海人众人企业顾问有限公司 Shanghai Renzhongren Consultant Co., Ltd (B)
100%
4:上海人众人企业管理有限公司 Shanghai Renzhongren Management Co., Ltd (A)
100%
5: Dalian Career Enhancement
100%
6: Changsha Career Enhancement
100%
7: Chongqing XT Career Enhancement
100%
8: Hebei YL Career Enhancement
100%
9: Jinan WR Career Enhancement
100%
10: Kunshan Ambow Education Technology Co., Ltd
100%
11:Guangzhou ZS Career Enhancement
100%
1. Beijing Renzhongren Technology Co., Ltd.(A 99%; B 1%)
2. Tianjin Renzhongren Management Consultant Co., Ltd.(A 70%; B 30%)
3. Shanghai Zhongtuo Management Consultant Co., Ltd.(A 90%; B 10%)
4. Chongqing Renzhongren Education Management Consultant Co., Ltd. (A 90%; B d 10%)
5. Guangzhou Renzhongren Management Consultant Co., Ltd.(A 90%; B10%)
6. Shenzhen Renzhongren Education Management Consultant Co., Ltd.(A 90%; B 10%)
7. Nanjing Renzhongren Education Co.,Ltd (A 80%; B 20%)
8. Ningbo Baoshui Renzhongren Consultant Consultant Co., Ltd. (A 90%; B 10%)
9. Hangzhou Renzhongren Management Co.,Ltd (A 90%; B 10%)
10. Taiyuan Renzhongren Management Co.,Ltd (A 90%; B 10%)
11. Chengdu Renzhongren Management Training Co.,Ltd (A 90%; B 10%)
77%
Shandong Outbound Training School(A 77%, Luzhong Jiashiyuanjiaokao Center 23%)
100%
Beijing Outbound Training School(A 100%)
100%
1. Chongqing Dongfangbiaozhun Education School
2. Chongqing Yuzhongdongfang Education School
100%
Heibei Jiruan Technology Training School
100%
Shandong Shichuang Software Training School
100%
Beijing Away Carceer Enhancement
100%
Suzhou Career Enhancement
100%
Suzhou High-Tech Zone Yisi Education Training Center
100%
Dalian High Tech Zone Ambow Hope Training School
95 %
Guangzhou Jinqiao Technology School(Guangzhou Rongfeng Investment Co., Ltd 5%)

Exhibit C: Entities owned by Ambow Sihua Education and Technology Co., Ltd.(24)

VIE 3: Ambow Sihua Education and Technology Co., Ltd.(24)
100%
1: Beijing YZ Tutoring
100%
2: Tianjin Ambow Huaying Education Technology Co., Ltd
100%
1. Tianjin Tutoring
2. Tianjin Ambow Huaying School
100%
3: Beijing JT Tutoring
100%
4: Beijing Ambow Jinghan Education and Technology Co., Ltd
64%
Ambow Jingxue (Beijing) Technology Co., Ltd
(Jingxue Tianxia (Beijing) Education &Technology Co.,Ltd 36%)
100%
5: Beijing JY Tutoring
100%
6: Beijing Haidian Ambow Xinganxian Training School
100%
7: Beijing Huairou Xinganxian Training School
100%
8: Beijing Aijia Kids English Training School
100%
9: Zhengzhou Tutoring
100%
10: Jilin Clever Technology Consulting Co., Ltd
100%
1.Changchun Ambow Clever Training School
2.Jilin Tutoring
100%
11: Guangzhou DP Tutoring
100%
12: Changsha Tutoring
100%
13: Shuyang Tutoring
100%
14: Zhenjiang Ambow Education Training Centre
100%
Yangzhong Ambow Education Training Center
90%
15: Shenyang Hanwen Educational Training School (Kuidou Wu 10%)
100%
16: Lanzhou Chengguan Ambow Education Training School
100%
17: Lanzhou Anning Ambow English Training School
100%
18:Beijing Century Tutoring